Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS THIRD QUARTER FINANCIAL RESULTS FOR FISCAL 2013

WINNIPEG, CANADA – (April 29, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJD.PK), a specialty pharmaceutical company, today reported its results from operations for the quarter ended February 28, 2013.

Financial Results
Total net revenue for the three months ended February 28, 2013 was $447,000 compared to $660,000 for the three months ended February 29, 2012 and $721,000 for the previous quarter ended November 30, 2012.  All sales in these quarters was from AGGRASTAT finished product.  The decrease in revenues compared to the previous fiscal periods primarily reflects fluctuations in wholesale purchasing patterns. Although wholesale purchasing is related to hospital demand, it is also subject to wholesaler inventory adjustments, including an observed trend to reduce wholesale inventory levels (days-on-hand) as compared to previous years resulting in a downward adjustment to wholesale revenue.  The decrease in revenue is also attributable to increases in discounts to new customers and corresponds with an overall decline in use of injectable antiplatelet drugs.

Hospital demand for AGGRASTAT remained steady compared to the previous quarter and compared to the same quarter for the previous year.  Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers.  Much of this decline is attributed to the overall decline for this drug class.  The number of new hospital customers has increased over the past two quarters and the Company's commercial team continues to work on further expanding its customer base.

Net loss for the quarter was $1.1 million or $0.09 per share, compared to $353,000 or $0.03 per share in the same quarter a year ago and $493,000 or $0.04 for the previous quarter.  The increase in the net loss is primarily a result of lower sales in the quarter ended February 28, 2013 and higher research and development expenses from continued enrolment in the Company’s “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”) clinical trial as well the renal dosing study being completed in connection with the Company’s supplemental new drug application (“sNDA”) filing for the high dose bolus (“HDB”) dosing regimen of AGGRASTAT.

At February 28, 2013, the Company had cash totalling $59,000 compared to $1.1 million as of May 31, 2012.  The decrease in cash is primarily due to inventory manufacturing purchases made during fiscal 2013 and the increased net loss.  Cash flows used in operating activities for the three months ended February 28, 2013 were $169,000, compared to $846,000 for the three months ended February 29, 2012.

Product Developments
The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

On January 8, 2013, the Company announced that it has filed a sNDA requesting the addition of  the HDB dosing regimen to the approved prescribing information for AGGRASTAT.  The sNDA submission to the FDA is an important part of Medicure’s clinical and regulatory strategy to improve Aggrastat's position within the contemporary market.

The Company also announced that it will receive up to $200,000 in grant funding from the Province of Manitoba Commercialization Support for Business (CSB) Program to complete a renal study evaluating the AGGRASTAT HDB regimen in patients with impaired kidney function.  The results of this study will be submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function.  This funding was received and the results from the completed study were submitted to the FDA subsequent to February 28, 2013.

As previously announced, the Company is developing a transdermal delivery formulation of AGGRASTAT’s active ingredient, tirofiban. In vivo proof of principle for the transdermal delivery of therapeutic levels of tirofiban was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA), and work is continuing on optimization in preparation for future human clinical studies.

In addition, the Company is currently conducting a 600 patient clinical trial of AGGRASTAT entitled SAVI‑PCI. The study is evaluating a contemporary dosage regimen that is outside of the product’s current prescribing information.

The Company’s primary, non‑AGGRASTAT research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD). The Company is currently awaiting interim results from the Phase II clinical study of TARDOXAL, entitled Tardoxal for the Treatment of Tardive Dyskinesia (TEND‑TD).

The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

About AGGRASTAT

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Bleeding is the most common complication encountered during therapy with AGGRASTAT and fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc.  Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information. The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.